Pricing Supplement No. 2097AF
Registration Statement No.  333-184193
Filed Pursuant to Rule 424(b)(2)

The information in this preliminary pricing supplement is not complete and may be changed. This preliminary pricing supplement and the accompanying underlying supplement, product supplement, prospectus supplement and prospectus do not constitute an offer to sell nor do they seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion. Dated July 15, 2014.
Deutsche Bank AG
$
Capped Leveraged Buffered Basket-Linked Notes due
_________________________

The notes do not pay interest or dividends and do not guarantee any return of your investment.  The amount that you will be paid on your notes on the stated maturity date (expected to be between 23 and 26 months after the original issue date, subject to adjustment) is based on the performance of an equally weighted basket (the “Basket”) consisting of the S&P 500® Index and the MSCI EAFE® Index as measured from the trade date to and including the determination date (expected to be the third scheduled trading day prior to the stated maturity date, subject to adjustment). The initial basket level is 100 and the final basket level on the determination date will equal the sum of the values, as calculated for each basket underlier, of (i) the final underlier level on the determination date divided by (ii) the initial underlier level (set on the trade date and may be higher or lower than the actual closing level of the basket underlier on the trade date) multiplied by (iii) the initial weighted value of 50. If the final basket level is greater than the initial basket level, the return on your notes will be positive, subject to the maximum settlement amount (expected to be between $1,121.00 and $1,165.00 for each $1,000 face amount of your notes). If the final basket level is equal to the initial basket level or declines by up to 10.00% from the initial basket level, you will receive the face amount of your notes. If the final basket level declines by more than 10.00% from the initial basket level, the return on your notes will be negative. Under these circumstances, you will lose some or all of your investment in the notes. Any payment on the notes is subject to the credit of the issuer.
To determine your payment at maturity, we will calculate the basket return, which is the percentage increase or decrease in the final basket level from the initial basket level. On the stated maturity date, for each $1,000 face amount of your notes, you will receive an amount in cash equal to:
•
if the basket return is positive (the final basket level is greater than the initial basket level), the sum of (i) $1,000 plus (ii) the product of (a) $1,000 times (b) 1.10 times (c) the basket return, subject to the maximum settlement amount;

•	if the basket return is zero or negative but not below -10.00% (the final basket level is equal to or less than the initial basket level but not by more than 10.00%), $1,000; or
•
if the basket return is negative and is below -10.00% (the final basket level is less than the initial basket level by more than 10.00%), the sum of (i) $1,000 plus (ii) the product of (a) $1,000 times (b) approximately 1.1111 times (c) the sum of the underlier return plus 10.00%. Under these circumstances, you will receive less than $1,000, and you will lose some or all of your investment in the notes.

A decrease in the level of one basket underlier may offset an increase in the level of the other basket underlier. Your investment in the notes involves certain risks, including, among other things, our credit risk.  See “Risk Factors” beginning on page 7 of the accompanying product supplement and “Selected Risk Considerations” beginning on page PS-13 of this pricing supplement.
The Issuer’s estimated value of the notes on the trade date is approximately $954.70 to $974.70 per $1,000 face amount of notes, which is less than the original issue price.  Please see “Issuer’s Estimated Value of the Notes” on page PS-2 of this pricing supplement for additional information.
You should read the additional disclosure provided herein so that you may better understand the terms and risks of your investment.
Original issue date:	, 2014	Original issue price:	100.00% of the face amount
Underwriting discount:	2.00% of the face amount	Net proceeds to the issuer:	98.00% of the face amount
For more information see “Supplemental Plan of Distribution (Conflicts of Interest)” in this pricing supplement.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this pricing supplement or the accompanying underlying supplement, product supplement, prospectus supplement and prospectus. Any representation to the contrary is a criminal offense.
The notes are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency.
The original issue price, underwriting discount and net proceeds listed above relate to the notes we sell initially. We may decide to sell additional notes after the date of this pricing supplement, at issue prices and with underwriting discounts and net proceeds that differ from the amounts set forth above. The return (whether positive or negative) on your investment in notes will depend in part on the issue price you pay for such notes.
, 2014

ISSUER’S ESTIMATED VALUE OF THE NOTES

The Issuer’s estimated value of the notes is equal to the sum of our valuations of the following two components of the notes: (i) a bond and (ii) an embedded derivative(s). The value of the bond component of the notes is calculated based on the present value of the stream of cash payments associated with a conventional bond with a principal amount equal to the Face Amount of notes, discounted at an internal funding rate, which is determined primarily based on our market-based yield curve, adjusted to account for our funding needs and objectives for the period matching the term of the notes.  The internal funding rate is typically lower than the rate we would pay when we issue conventional debt securities on equivalent terms. This difference in funding rate, as well as the agent’s commissions, if any, and the estimated cost of hedging our obligations under the notes, reduces the economic terms of the notes to you and is expected to adversely affect the price at which you may be able to sell the notes in any secondary market. The value of the embedded derivative(s) is calculated based on our internal pricing models using relevant parameter inputs such as expected interest rates and mid-market levels of price and volatility of the assets underlying the notes or any futures, options or swaps related to such underlying assets. Our internal pricing models are proprietary and rely in part on certain assumptions about future events, which may prove to be incorrect.

The Issuer’s estimated value of the notes on the Trade Date (as disclosed on the cover of this pricing supplement) is less than the Original Issue Price of the notes.  The difference between the Original Issue Price and the Issuer’s estimated value of the notes on the Trade Date is due to the inclusion in the Original Issue Price of the agent’s commissions, if any, and the cost of hedging our obligations under the notes through one or more of our affiliates.  Such hedging cost includes our or our affiliates’ expected cost of providing such hedge, as well as the profit we or our affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge.

The Issuer’s estimated value of the notes on the Trade Date does not represent the price at which we or any of our affiliates would be willing to purchase your notes in the secondary market at any time. Assuming no changes in market conditions or our creditworthiness and other relevant factors, the price, if any, at which we or our affiliates would be willing to purchase the notes from you in secondary market transactions, if at all, would generally be lower than both the Original Issue Price and the Issuer’s estimated value of the notes on the Trade Date. Our purchase price, if any, in secondary market transactions will be based on the estimated value of the notes determined by reference to (i) the then-prevailing internal funding rate (adjusted by a spread) or another appropriate measure of our cost of funds and (ii) our pricing models at that time, less a bid spread determined after taking into account the size of the repurchase, the nature of the assets underlying the notes and then-prevailing market conditions. The price we report to financial reporting services and to distributors of our notes for use on customer account statements would generally be determined on the same basis. However, during the period of approximately three months beginning from the Trade Date, we or our affiliates may, in our sole discretion, increase the purchase price determined as described above by an amount equal to the declining differential between the Original Issue Price and the Issuer’s estimated value of the notes on the Trade Date, prorated over such period on a straight-line basis, for transactions that are individually and in the aggregate of the expected size for ordinary secondary market repurchases.

 SUMMARY INFORMATION

You should read this pricing supplement together with underlying supplement No. 1 dated October 1, 2012, product supplement AF dated September 28, 2012, the prospectus supplement dated September 28, 2012 relating to our Series A global notes of which these notes are a part and the prospectus dated September 28, 2012. You may access these documents on the website of the Securities and Exchange Commission (the “SEC”) at.www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•     Underlying supplement No. 1 dated October 1, 2012:
http://www.sec.gov/Archives/edgar/data/1159508/000095010312005120/crt_dp33209-424b2.pdf

•     Product supplement AF dated September 28, 2012:
http://www.sec.gov/Archives/edgar/data/1159508/000095010312005082/crt_dp33006-424b2.pdf

•     Prospectus supplement dated September 28, 2012:
http://www.sec.gov/Archives/edgar/data/1159508/000119312512409437/d414995d424b21.pdf

•     Prospectus dated September 28, 2012:
http://www.sec.gov/Archives/edgar/data/1159508/000119312512409372/d413728d424b21.pdf

Capitalized terms used but not defined in this pricing supplement have the meanings assigned to them in the accompanying product supplement, prospectus supplement and prospectus. All references to “Buffer Rate,” “Cash Settlement Amount,” “Determination Date,” “Final Underlier Level,” “Initial Underlier Level,” “Stated Maturity Date,” “Basket Return” and “Upside Participation Rate” in this pricing supplement shall be deemed to refer to “Downside Participation Factor,” “Payment at Maturity,” “Final Valuation Date,” “Final Index Level,” “Initial Index Level,” “Maturity Date,” “Underlying Return” and “Upside Leverage Factor,” respectively, as used in the accompanying product supplement. All references to “Basket Underlier” shall be deemed to refer to “Basket Component” or “Index” as used in the accompanying product supplement.

If the terms described in this pricing supplement are inconsistent with those described in the accompanying product supplement, prospectus supplement or prospectus, the terms described in this pricing supplement shall control.

Our Central Index Key, or CIK, on the SEC website is 0001159508. As used in this pricing supplement, “we,” “us” or “our” refers to Deutsche Bank AG, including, as the context requires, acting through one of its branches. This pricing supplement, together with the documents listed above, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in this pricing supplement and in “Risk Factors” in the accompanying product supplement, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before deciding to invest in the notes.
The trustee has appointed Deutsche Bank Trust Company Americas as its authenticating agent with respect to our Series A global notes.

Deutsche Bank AG has filed a registration statement (including a prospectus) with the Securities and Exchange Commission for the offering to which this pricing supplement relates. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that Deutsche Bank AG has filed with the SEC for more complete information about Deutsche Bank AG and this offering. You may obtain these documents without cost by visiting EDGAR on the SEC website at.www.sec.gov. Alternatively, Deutsche Bank AG, any agent or any dealer participating in this offering will arrange to send you the prospectus, prospectus supplement, product supplement, underlying supplement and this pricing supplement if you so request by calling toll-free 1-800-311-4409.

You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase, the notes prior to their issuance. We will notify you in the event of any changes to the terms of the notes, and you will be asked to accept such changes in connection with your purchase of any notes. You may also choose to reject such changes, in which case we may reject your offer to purchase the notes.

Key Terms

Issuer:  Deutsche Bank AG, London Branch

Basket Underliers:  The S&P 500® Index (Ticker: SPX)

 The MSCI EAFE® Index (Ticker: MXEA)

Specified Currency:  U.S. dollars (“$”)

Face Amount: Each note will have a Face Amount of $1,000; $             in the aggregate for all the notes; the aggregate Face Amount of notes may be increased if the issuer, at its sole option, decides to sell an additional amount of the notes on a date subsequent to the date of this pricing supplement.

Original Issue Price: 100.00% of the Face Amount

Purchase at amount other than the Face Amount: The amount we will pay you on the Stated Maturity Date for your notes will not be adjusted based on the issue price you pay for your notes, so if you acquire notes at a premium (or discount) to the Face Amount and hold them to the Stated Maturity Date, it could affect your investment in a number of ways. The return on your investment in such notes will be lower (or higher) than it would have been had you purchased the notes at the Face Amount. Also, the Buffer Level would not offer the same measure of protection to your investment as would be the case if you had purchased the notes at the Face Amount. Additionally, the Cap Level would be triggered at a lower (or higher) percentage return than indicated below, relative to your initial investment. See “Selected Risk Considerations — If You Purchase Your Notes at a Premium to the Face Amount, the Return on Your Investment Will Be Lower Than the Return on Notes Purchased at the Face Amount and the Impact of Certain Key Terms of the Notes Will Be Negatively Affected” on page PS-17 of this pricing supplement.

Cash Settlement Amount (on the Stated Maturity Date):

For each $1,000 Face Amount of notes, we will pay you on the Stated Maturity Date an amount in cash equal to:

•	if the Final Basket Level is equal to or greater than the Cap Level, the Maximum Settlement Amount;
•
if the Final Basket Level is greater than the Initial Basket Level but less than the Cap Level, the sum of (i) $1,000 Face Amount plus (ii) the product of (a) $1,000 times (b) the Upside Participation Rate times (c) the Basket Return;

•	if the Final Basket Level is equal to or less than the Initial Basket Level but equal to or greater than the Buffer Level, $1,000; or
•
if the Final Basket Level is less than the Buffer Level, the sum of (i) $1,000 plus (ii) the product of (a) $1,000 times (b) the Buffer Rate times (c) the sum of the Basket Return and the Buffer Amount.

You will lose some or all of your investment at maturity if the Final Basket Level is less than the Buffer Level. Any Cash Settlement Amount is subject to the credit of the Issuer.

Initial Basket Level: 100

Initial Weighted Value: The Initial Weighted Value for each of the Basket Underliers is expected to equal the product of the Initial Weight of such Basket Underlier times the Initial Basket Level. The Initial Weight of each Basket Underlier is shown in the table below:

Basket Underlier	Initial Weight in Basket
S&P 500® Index	50.00%
MSCI EAFE® Index	50.00%

Initial Underlier Level: With respect to each Basket Underlier, to be determined on the Trade Date. The Initial Underlier Level may be higher or lower than the actual Closing Level of such Basket Underlier on the Trade Date; provided that the Initial Underlier Level will not be higher than the highest level of such Basket Underlier on the Trade Date.

Final Underlier Level:  With respect to each Basket Underlier, the Closing Level of such Basket Underlier on the Determination Date

Final Basket Level: The sum of the following: (1) the Final Underlier Level of the S&P 500® Index divided by the Initial Underlier Level of the S&P 500® Index, multiplied by the Initial Weighted Value of the S&P 500® Index plus (2) the Final Underlier Level of the MSCI EAFE® Index divided by the Initial Underlier Level of the MSCI EAFE® Index, multiplied by the Initial Weighted Value of the MSCI EAFE® Index

Basket Return:  The percentage increase or decrease in the Final Basket Level from the Initial Basket Level, calculated as follows:

Final Basket Level – Initial Basket Level
Initial Basket Level

Upside Participation Rate:  110.00%

Cap Level (to be set on the Trade Date): Expected to be between 111.00% and 115.00% of the Initial Basket Level

Maximum Settlement Amount (to be set on the Trade Date): Expected to be between $1,121.00 and $1,165.00

Buffer Level: 90, equal to 90.00% of the Initial Basket Level

Buffer Amount: 10.00%

Buffer Rate: The quotient of the Initial Basket Level divided by the Buffer Level, which equals approximately 111.11%

Trade Date:                         , 2014

Original Issue Date:  Expected to be the fifth scheduled Business Day following the Trade Date

Determination Date (to be set on the Trade Date): A specified date that is expected to be the third scheduled Trading Day prior to the originally scheduled Stated Maturity Date, subject to postponement as described in the accompanying product supplement on page 24 under “Description of Securities – Adjustments to Valuation Dates and Payment Dates.”

Stated Maturity Date (to be set on the Trade Date): A specified date that is expected to be between 23 and 26 months after the Original Issue Date, subject to postponement as described in the accompanying product supplement on page 24 under “Description of Securities — Adjustments to Valuation Dates and Payment Dates.”

No Interest or Dividends:  The notes will not pay interest or dividends.

No Listing:  The notes will not be listed on any securities exchange.

No Redemption:  The notes will not be subject to any redemption right or price dependent redemption right.

Closing Level: As described under “Description of Securities — Certain Defined Terms” on page 20 of the accompanying product supplement

Business Day: As described under “Description of Securities — Certain Defined Terms” on page 20 of the accompanying product supplement

Trading Day: With respect to the S&P 500® Index, Trading Day has the meaning provided under “Description of Securities — Certain Defined Terms” on page 22 of the accompanying product supplement.

With respect to the MSCI EAFE® Index, notwithstanding the definition for Trading Day provided under “Description of Securities — Certain Defined Terms” on page 22 of the accompanying product supplement, Trading Day means a day, as determined by the Calculation Agent in its sole discretion, on which: (i) the sponsor of the MSCI EAFE® Index publishes the closing level of the MSCI EAFE® Index and (ii) trading is generally conducted on the Relevant Exchange for the MSCI EAFE® Index, notwithstanding any such Relevant Exchange closing prior to its scheduled closing time.

Relevant Exchange: With respect to the S&P 500® Index, Relevant Exchange has the meaning provided under “Description of Securities — Certain Defined Terms” on page 22 of the accompanying product supplement.

With respect to the MSCI EAFE® Index, notwithstanding the definition for Relevant Exchange provided under “Description of Securities — Certain Defined Terms” on page 22 of the accompanying product supplement, Relevant Exchange means each exchange or quotation system where trading has a material effect (as determined by the Calculation Agent) on the overall market for futures or options contracts relating to the MSCI EAFE® Index.

Use of Proceeds and Hedging: As described under “Use of Proceeds; Hedging” on page 38 of the accompanying product supplement

Tax Consequences: In the opinion of our special tax counsel, Davis Polk & Wardwell LLP, which is based on prevailing market conditions, it is more likely than not that the notes will be treated for U.S. federal income tax purposes as prepaid financial contracts that are not debt. Generally, if this treatment is respected, (i) you should not recognize taxable income or loss prior to the taxable disposition of your notes (including at maturity) and (ii) the gain or loss on your notes should be capital gain or loss and should be long-term capital gain or loss if you have held the notes for more than one year. The Internal Revenue Service (the “IRS”) or a court might not agree with this treatment, however, in which case the timing and character of income or loss on your notes could be materially and adversely affected.

In 2007, the U.S. Treasury Department and the IRS released a notice requesting comments on various issues regarding the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments. The notice focuses in particular on whether beneficial owners of these instruments should be required to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the nature of the underlying property to which the instruments are linked; the degree, if any, to which income (including any mandated accruals) realized by non-U.S. persons should be subject to withholding tax; and whether these instruments are or should be subject to the “constructive ownership” regime, which very generally can operate to recharacterize certain long-term capital gain as ordinary income and impose a notional interest charge. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect.

You should review carefully the section of the accompanying product supplement entitled “U.S. Federal Income Tax Consequences.” The preceding discussion, when read in combination with that section, constitutes the full opinion of our special tax counsel regarding the material U.S. federal income tax consequences of owning and disposing of the notes.

Under current law, the United Kingdom will not impose withholding tax on payments made with respect to the notes.

For a discussion of certain German tax considerations relating to the notes, you should refer to the section in the accompanying prospectus supplement entitled “Taxation by Germany of Non-Resident Holders.”

You should consult your tax adviser regarding the U.S. federal tax consequences of an investment in the notes (including possible alternative treatments and the issues presented by the 2007 notice), as well as tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

ERISA:  As described under “Benefit Plan Investor Considerations” on page PS-46 of the accompanying prospectus supplement

Supplemental Plan of Distribution:  As described under “Supplemental Plan of Distribution (Conflicts of Interest)” on page PS-23 in this pricing supplement and “Underwriting (Conflicts of Interest)” on page 39 of the accompanying product supplement

Calculation Agent:  Deutsche Bank AG, London Branch

CUSIP No.: 25152RMD2

ISIN No.: US25152RMD25

Not FDIC Insured: The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation (the “FDIC”) or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

HYPOTHETICAL EXAMPLES

The following table, examples and chart are provided for purposes of illustration only.  They should not be taken as an indication or prediction of future investment results and are intended merely to illustrate the impact that the various hypothetical closing levels of the Basket or Basket Underliers, as applicable, on the Determination Date could have on the Cash Settlement Amount, assuming all other variables remain constant.

The examples below are based on a range of Final Basket Levels and Final Underlier Levels that are entirely hypothetical; no one can predict what the level of the Basket will be on any day throughout the term of the notes, and no one can predict what the Final Basket Level will be on the Determination Date.  The Basket Underliers have been highly volatile in the past — meaning that the levels of the Basket Underliers have changed considerably in relatively short periods — and their performances cannot be predicted for any future period.

The information in the following examples reflects hypothetical rates of return on the offered notes assuming that they are purchased on the Trade Date at the Face Amount and held to the Stated Maturity Date. The value of the notes and our purchase price in secondary market transactions after the Trade Date, if any, will vary based on many economic market factors, including our creditworthiness, and cannot be predicted with accuracy. Any sale prior to the Stated Maturity Date could result in a substantial loss to you.

Key Terms and Assumptions
Face Amount	$1,000
Upside Participation Rate	110.00%
Cap Level	113.00% of the Initial Underlier Level (the midpoint of the range set forth in this pricing supplement)
Maximum Settlement Amount	$1,143.00 (the midpoint of the range set forth in this pricing supplement)
Buffer Level	90.00% of the Initial Underlier Level
Buffer Rate	approximately 111.11%
Buffer Amount	10.00%
Neither a market disruption event nor a non-Trading Day occurs with respect to either Basket Underlier on the Determination Date
No discontinuation of either Basket Underlier or alteration of the method by which either Basket Underlier is calculated
Notes purchased on the Original Issue Date at the Face Amount and held to the Stated Maturity Date

Moreover, we have not yet set the Initial Underlier Level for each Basket Underlier that will serve as the baselines for determining the Basket Return and the amount that we will pay on the notes, if any, at maturity.  We will not do so until the Trade Date.  As a result, the actual Initial Underlier Level for each Basket Underlier may differ substantially from the level of such Basket Underlier at any time prior to the Trade Date.

For these reasons, the actual performance of the Basket over the term of the notes, as well as the Cash Settlement Amount, if any, may bear little relation to the hypothetical examples shown below or to the historical levels of each Basket Underlier shown elsewhere in this pricing supplement.  For information about the historical levels of each Basket Underlier during recent periods, see “The Basket and The Basket Underliers —  Historical Information” below.

The levels in the left column of the table below represent hypothetical Final Basket Levels and are expressed as percentages of the Initial Basket Level.  The amounts in the right column represent the hypothetical Cash Settlement Amount, based on the corresponding hypothetical Final Basket Level (expressed as a percentage of the Initial Basket Level), and are expressed as percentages of the Face Amount of a note (rounded to the nearest one-hundredth of a percent).  Thus, a hypothetical Cash

Settlement Amount of 100.00% means that the value of the cash payment that we would deliver for each $1,000 of the outstanding Face Amount of notes on the Stated Maturity Date would equal 100.00% of the Face Amount of a note, based on the corresponding hypothetical Final Basket Level (expressed as a percentage of the Initial Basket Level) and the assumptions noted above.  Please note that the hypothetical examples shown below do not take into account the effects of applicable taxes. The numbers appearing in the table, paragraphs and chart below have been rounded for ease of analysis.

Hypothetical Final Basket Level	Hypothetical Cash Settlement Amount
(as Percentage of Initial Basket Level)	(as Percentage of Face Amount)
200.00%	114.30%
175.00%	114.30%
150.00%	114.30%
125.00%	114.30%
120.00%	114.30%
113.00%	114.30%
110.00%	111.00%
105.00%	105.50%
100.00%	100.00%
95.00%	100.00%
90.00%	100.00%
80.00%	88.89%
75.00%	83.33%
50.00%	55.56%
25.00%	27.78%
0.00%	0.000%

If, for example, the Final Basket Level were determined to be 25.00% of the Initial Basket Level, the Cash Settlement Amount would be approximately 27.78% of the Face Amount of your notes, as shown in the table above.  As a result, if you purchased your notes on the Original Issue Date at the Face Amount and held them to the Stated Maturity Date, you would lose approximately 72.22% of your investment.

If you purchased your notes at a premium to the Face Amount, you would lose a correspondingly higher percentage of your investment.

If the Final Basket Level were determined to be 150.00% of the Initial Basket Level, the Cash Settlement Amount would be capped at the Maximum Settlement Amount (expressed as a percentage of the Face Amount), or 114.30% of each $1,000 Face Amount of your notes, as shown in the table above.  As a result, if you purchased the notes on the Original Issue Date at the Face Amount and held them to the Stated Maturity Date, you would not benefit from any increase in the Final Basket Level above the Cap Level of 113.00% of the Initial Basket Level.

The following chart shows a graphical illustration of the hypothetical Cash Settlement Amount (expressed as a percentage of the Face Amount of your notes), if the Final Basket Level (expressed as a percentage of the Initial Basket Level) were any of the hypothetical levels shown on the horizontal axis. The chart shows that any hypothetical Final Basket Level (expressed as a percentage of the Initial Basket Level) of less than the Buffer Level of 90.00% (the section left of the 90.00% marker on the horizontal axis) would result in a hypothetical Cash Settlement Amount of less than 100.00% of the Face Amount of your notes (the section below the 100.00% marker on the vertical axis) and, accordingly, in a loss of principal to the holder of the notes. The chart also shows that any hypothetical Final Basket Level (expressed as a percentage of the Initial Basket Level) of greater than 113.00% (the section right of the Cap Level of 113.00% marker on the horizontal axis) would result in a capped return on your investment.

The following four examples illustrate the hypothetical Cash Settlement Amount based on hypothetical Final Underlier Levels, calculated based on the key terms and assumptions above. The levels in Column A represent the hypothetical Initial Underlier Levels for each Basket Underlier, and the levels in Column B represent the hypothetical Final Underlier Levels for each Basket Underlier. The percentages in Column C represent the hypothetical Final Underlier Levels in Column B expressed as percentages of the corresponding hypothetical Initial Underlier Levels in Column A. The amounts in Column D represent the applicable Initial Weighted Value for each Basket Underlier, and the amounts in Column E represent the products of the percentages in Column C times the corresponding amounts in Column D. The Final Basket Level for each example is shown beneath each example, and will equal the sum of the two products shown in Column E. The Basket Return for each example is shown beneath the Final Basket Level for such example, and will equal the quotient of (i) the Final Basket Level for such example minus the Initial Basket Level divided by (ii) the Initial Basket Level, expressed as a percentage.

Example 1:  The Final Basket Level is greater than the Cap Level.  The Cash Settlement Amount equals the Maximum Settlement Amount.

	Column A	Column B	Column C	Column D	Column E

Basket Underlier	Hypothetical Initial Underlier Level	Hypothetical Final Underlier Level	Column B / Column A	Initial Weighted Value	Column C x Column D
S&P 500® Index	2,000.00	2,500.00	125.00%	50.00	62.50
MSCI EAFE® Index	2,000.00	2,200.00	110.00%	50.00	55.00
			Final Basket Level:		117.50
			Basket Return:		17.50%

In this example, both of the hypothetical Final Underlier Levels are greater than the applicable hypothetical Initial Underlier Levels, which results in the hypothetical Final Basket Level being greater than the Initial Basket Level of 100.00.  Since the hypothetical Final Basket Level was determined to be 117.50, the hypothetical Cash Settlement Amount that we would deliver on your notes at maturity would be capped at the Maximum Settlement Amount of $1,143.00 for each $1,000 Face Amount of your notes (i.e. 114.30% of each $1,000 Face Amount of your notes).

Example 2:  The Final Basket Level is greater than the Initial Basket Level but less than the Cap Level.

	Column A	Column B	Column C	Column D	Column E

Basket Underlier	Hypothetical Initial Underlier Level	Hypothetical Final Underlier Level	Column B / Column A	Initial Weighted Value	Column C x Column D
S&P 500® Index	2,000.00	2,100.00	105.00%	50.00	52.50
MSCI EAFE® Index	2,000.00	2,200.00	110.00%	50.00	55.00
			Final Basket Level:		107.50
			Basket Return:		7.50%

In this example, both of the hypothetical Final Underlier Levels are greater than the applicable hypothetical Initial Underlier Levels, which results in the hypothetical Final Basket Level being greater than the Initial Basket Level of 100.00.  Since the hypothetical Final Basket Level was determined to be 107.50, the hypothetical Cash Settlement Amount for each $1,000 Face Amount of your notes will equal:

Cash Settlement Amount = $1,000 + ($1,000 × 110.00% × 7.50%) = $1,082.50

Example 3.  The Final Basket Level is less than the Initial Basket Level, but greater than the Buffer Level.  The Cash Settlement Amount equals the $1,000 Face Amount.

	Column A	Column B	Column C	Column D	Column E

Basket Underlier	Hypothetical Initial Underlier Level	Hypothetical Final Underlier Level	Column B / Column A	Initial Weighted Value	Column C x Column D
S&P 500® Index	2,000.00	2,200.00	110.00%	50.00	55.00
MSCI EAFE® Index	2,000.00	1,700.00	85.00%	50.00	42.50
			Final Basket Level:		97.50
			Basket Return:		-2.50%

In this example, even though the hypothetical Final Underlier Level for the S&P 500® Index is greater than its hypothetical Initial Underlier Level, the negative return on the MSCI EAFE® Index more than offsets the positive return on the S&P 500® Index, which results in the hypothetical Final Basket Level being less than the Initial Basket Level of 100.00.  Since the hypothetical Final Basket Level of 97.50 is greater than the Buffer Level of 90, the hypothetical Cash Settlement Amount for each $1,000 Face Amount of your notes will equal the Face Amount, or $1,000.

Example 4.  The Final Basket Level is less than the Buffer Level.  The Cash Settlement Amount is less than the $1,000 Face Amount.

	Column A	Column B	Column C	Column D	Column E

Basket Underlier	Hypothetical Initial Underlier Level	Hypothetical Final Underlier Level	Column B / Column A	Initial Weighted Value	Column C x Column D
S&P 500® Index	2,000.00	1,200.00	60.00%	50.00	30.00
MSCI EAFE® Index	2,000.00	1,400.00	70.00%	50.00	35.00
			Final Basket Level:		65.00
			Basket Return:		-35.00%

In this example, both of the hypothetical Final Underlier Levels are less than the applicable hypothetical Initial Underlier Levels, which results in the hypothetical Final Basket Level being less than the Initial Basket Level of 100.00.  Since the hypothetical Final Basket Level of 65.00 is less than the Buffer Level of 90, the hypothetical Cash Settlement Amount for each $1,000 Face Amount of your notes will equal:

Cash Settlement Amount = $1,000 + ($1,000 × 111.11% × (-35.00% + 10.00%)) = $722.22

The Cash Settlement Amounts shown above are entirely hypothetical; they are based on hypothetical Final Underlier Levels, and therefore on hypothetical market prices for the component stocks underlying the Basket Underliers, that may not be achieved on the Determination Date, and on assumptions that may prove to be erroneous.  The actual market value of your notes on the Stated Maturity Date or at any other time, including any time you may wish to sell your notes, may bear little relation to the hypothetical Cash Settlement Amount shown above, and these amounts should not be viewed as an indication of the financial return on an investment in the notes.  The hypothetical Cash Settlement Amount in the examples above assume you purchased your notes at their Face Amount and have not been adjusted to reflect the actual issue price you pay for your notes. The return on your investment (whether positive or negative) in your notes will be affected by the amount you pay for your notes. If you purchase your notes for a price other than the Face Amount, the return on your investment will differ from, and may be significantly lower than, the hypothetical returns suggested by the above examples. Please read “Selected Risk Considerations — Many Economic and Market Factors Will Impact the Value of the Notes” in this pricing supplement.

We cannot predict the actual Final Basket Level or what the market value of the notes will be on any particular Trading Day, nor can we predict the relationship between the level of each Basket Underlier and the market value of your notes at any time prior to the Stated Maturity Date.  The actual amount that you will receive, if any, at maturity and the rate of return on the notes will depend on the actual Initial Underlier Level of each Basket Underlier, Cap Level and Maximum Settlement Amount we will set on the Trade Date and the actual Final Basket Level determined by the Calculation Agent as described above.  Moreover, the assumptions on which the hypothetical returns are based may turn out to be inaccurate.  Consequently, the amount of cash to be paid in respect of your notes, if any, on the Stated Maturity Date may be very different from the information reflected in the table, examples and chart above.

 SELECTED RISK CONSIDERATIONS

An investment in the notes involves significant risks.  Investing in the notes is not equivalent to investing directly in the Basket Underliers or any of the component stocks underlying the Basket Underliers.  In addition to these selected risk considerations, you should review the “Risk Factors” section of the accompanying product supplement.

You May Lose Some or All of Your Investment in the Notes

The notes do not pay interest or dividends and do not guarantee any return of your investment.  The return on the notes at maturity is linked to the performance of the Basket and will depend on whether, and the extent to which, the Basket Return is positive or negative.  Your investment will be exposed on a leveraged basis of 1.00% times the Buffer Rate for every 1.00% by which the Final Basket Level is less than the Initial Basket Level by an amount greater than the Buffer Amount. If the Final Basket Level is less than the Initial Basket Level by an amount greater than the Buffer Amount, you will lose some or all of your investment in the notes.

Your Maximum Gain on the Notes Is Limited to the Maximum Settlement Amount

As a holder of the notes, you will not benefit from any appreciation of the Basket beyond the Cap Level. Consequently, your Cash Settlement Amount will be limited to the Maximum Settlement Amount for each $1,000 Face Amount of notes you hold, regardless of any further appreciation of the Basket, which may be significant. Accordingly, the amount payable on your notes may be significantly less than it would have been had you invested directly in the component stocks underlying the Basket Underliers.

The Stated Maturity Date of the Notes Is a Pricing Term and Will Be Determined by the Issuer on the Trade Date

We will not determine the Stated Maturity Date until the Trade Date, so you will not know the exact term of, or the Determination Date for, the notes at the time that you make your investment decision. The term of the notes could be as short as the shorter end of the Stated Maturity Date range described on PS-5, and as long as the longer end of the Stated Maturity Date range. You should be willing to hold your notes until the latest possible Stated Maturity Date contemplated by the range. The Stated Maturity Date selected by us could have an impact on the value of the notes. Assuming no changes in other economic terms of the notes, the value of the notes would likely be lower if the term of the notes is at the longer end of the Stated Maturity Date range, rather than the shorter end of the Stated Maturity Date range.

No Interest or Dividend Payments or Voting Rights

As a holder of the notes, you will not receive interest payments. As a result, even if the Cash Settlement Amount for your notes exceeds the Face Amount, the overall return you earn on your notes may be less than you would have earned by investing in a non-index-linked debt security of comparable maturity that bears interest at a prevailing market rate. In addition, as a holder of the notes, you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of component stocks underlying the Basket Underliers would have.

The Correlation Among the Basket Underliers Could Change Unpredictably

Correlation is the extent to which the levels of the Basket Underliers increase or decrease to the same degree at the same time. The value of the notes may be adversely affected by increased positive correlation between the Basket Underliers, in particular when the Basket Underliers decrease. The value of the notes may also be adversely affected by increased negative correlation between the Basket Underliers, meaning the positive performance of one Basket Underlier could be entirely offset by the negative performance of the other Basket Underlier.

Changes in the Value of the Basket Underliers May Offset Each Other

The notes are linked to an equally weighted Basket consisting of two Basket Underliers. Price movements in the Basket Underliers may not correlate with each other. At a time when the level of one Basket Underlier increases, the level of the other Basket Underlier may not increase as much or may decrease in value. Therefore, in calculating the Final Basket Level, increases in the level of one of the Basket Underliers may be moderated, offset or more than offset by lesser increases or decreases in the price of the other Basket Underlier.

The Notes Are Subject to Our Creditworthiness

The notes are senior unsecured obligations of the Issuer, Deutsche Bank AG, and are not, either directly or indirectly, an obligation of any third party. Any payment to be made on the notes depends on the ability of Deutsche Bank AG to satisfy its obligations as they come due. An actual or anticipated downgrade in Deutsche Bank AG’s credit rating or increase in the credit spreads charged by the market for taking our credit risk will likely have an adverse effect on the value of the notes. As a result, the actual and perceived creditworthiness of Deutsche Bank AG will affect the value of the notes and in the event Deutsche Bank AG were to default on its payment obligations you might not receive any amount owed to you under the terms of the notes and you could lose your entire initial investment.

The Notes Are Subject to Currency Exchange Rate Risk

Because the MSCI EAFE® Index consists of securities denominated in foreign currencies that are converted into U.S. dollars for purposes of calculating the level of the MSCI EAFE® Index, holders of the notes will be exposed to currency exchange rate risk with respect to each of the currencies represented in the MSCI EAFE® Index. Of particular importance to currency exchange rate risk are:

•	existing and expected rates of inflation;

•	existing and expected interest rate levels;

•	political, civil or military unrest;

•	the balance of payments between countries; and

•	the extent of governmental surpluses or deficits in the countries represented in the MSCI EAFE® Index and the United States of America.

All of these factors are in turn sensitive to the monetary, fiscal and trade policies pursued by the governments of the countries represented in the MSCI EAFE® Index, the United States and other countries important to international trade and finance. An investor’s net exposure to currency exchange rate risk will depend on the extent to which the currencies represented in the MSCI EAFE® Index strengthen or weaken against the U.S. dollar and the relative weight of each currency represented in the MSCI EAFE® Index. If, taking into account such weighting, the U.S. dollar strengthens against the component currencies as a whole, the level of the MSCI EAFE® Index will be adversely affected and the value of the notes may be reduced. Additionally, the volatility and/or the correlation (including the direction and the extent of such correlation) of the exchange rates between the U.S. dollar and the currencies represented in the MSCI EAFE® Index could affect the value of the notes.

There Are Risks Associated with Investments in Notes Linked to the Values of Equity Securities Issued by Non-U.S. Companies

The MSCI EAFE® Index includes component stocks that are issued by companies incorporated outside of the U.S. Because the component stocks also trade outside the U.S., the notes are subject to the risks associated with non-U.S. securities markets. Generally, non-U.S. securities markets may be more volatile than U.S. securities markets, and market developments may affect non-U.S. securities markets differently than U.S. securities markets, which may adversely affect the level of the MSCI EAFE® Index and the value of your notes. Furthermore, there are risks associated with investments in notes linked to the values of equity securities issued by non-U.S. companies. There is generally less publicly available information about non-U.S. companies than about those U.S. companies that are subject to the reporting requirements of the SEC, and non-U.S. companies are subject to accounting, auditing and financial reporting standards and requirements that differ from those applicable to U.S. reporting companies. In addition, the prices of equity securities issued by non-U.S. companies may be adversely affected by political, economic, financial and social factors that may be unique to the particular countries in which the non-U.S. companies are incorporated. These factors include the possibility of recent or future changes in a non-U.S. government’s economic and fiscal policies (including any direct or indirect intervention to stabilize the economy and/or securities market of the country of such non-U.S. government), the presence, and extent, of cross shareholdings in non-U.S. companies, the possible imposition of, or changes in, currency exchange laws or other non-U.S. laws or restrictions applicable to non-U.S. companies or investments in non-U.S. securities and the possibility of fluctuations in the rate of exchange between currencies. Moreover, certain aspects of a particular non-U.S. economy may differ favorably or unfavorably from the U.S. economy in important respects, such as growth of gross national product, rate of inflation, capital reinvestment, resources and self-sufficiency.

The Issuer’s Estimated Value of the Notes on the Trade Date Is Less Than the Original Issue Price of the Notes

The Issuer’s estimated value of the notes on the Trade Date (as disclosed on the cover of this pricing supplement) is less than the Original Issue Price of the notes.  The difference between the Original Issue Price and the Issuer’s estimated value of the notes on the Trade Date is due to the inclusion in the Original Issue Price of the agent’s commissions, if any, and the cost of hedging our obligations under the notes through one or more of our affiliates. Such hedging cost includes our or our affiliates’ expected cost of providing such hedge, as well as the profit we or our affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge. The Issuer’s estimated value of the notes is determined by reference to an internal funding rate and our pricing models. The internal funding rate is typically lower than the rate we would pay when we issue conventional debt securities on equivalent terms. This difference in funding rate, as well as the agent’s commissions, if any, and the estimated cost of hedging our obligations under the notes, reduces the economic terms of the notes to you and is expected to adversely affect the price at which you may be able to sell the notes in any secondary market. In addition, our internal pricing models are proprietary and rely in part on certain assumptions about future events, which may prove to be incorrect.  If at any time a third party dealer were to quote a price to purchase your note or otherwise value your notes, that price or value may differ materially from the estimated value of the notes determined by reference to our internal funding rate and pricing models.  This difference is due to, among other things, any difference in funding rates, pricing models or assumptions used by any dealer who may purchase the notes in the secondary market.

Past Performance of the Basket Underliers or Component Stocks of the Basket Underliers Is No Guide to Future Performance

The actual performance of the Basket Underliers or component stocks of the Basket Underliers over the term of the notes, as well as the amount payable at maturity, may bear little relation to the historical levels of the Basket Underliers or the historical prices of the component stocks of the Basket Underliers, and may bear little relation to the hypothetical return examples set forth elsewhere in this pricing supplement. We cannot predict the future performance of the Basket Underliers or component stocks of the Basket Underliers.

Assuming No Changes in Market Conditions and Other Relevant Factors, the Price You May Receive for Your Notes in Secondary Market Transactions Would Generally Be Lower Than Both the Original Issue Price and the Issuer’s Estimated Value of the Securities on the Trade Date

While the payment(s) on the notes described in this pricing supplement is based on the full Face Amount of your notes, the Issuer’s estimated value of the notes on the Trade Date (as disclosed on the cover of this pricing supplement) is less than the Original Issue Price of the notes. The Issuer’s estimated value of the notes on the Trade Date does not represent the price at which we or any of our affiliates would be willing to purchase your notes in the secondary market at any time.  Assuming no changes in market conditions or our creditworthiness and other relevant factors, the price, if any, at which we or our affiliates would be willing to purchase the notes from you in secondary market transactions, if at all, would generally be lower than both the Original Issue Price and the Issuer’s estimated value of the notes on the Trade Date.  Our purchase price, if any, in secondary market transactions would be based on the estimated value of the notes determined by reference to (i) the then-prevailing internal funding rate (adjusted by a spread) or another appropriate measure of our cost of funds and (ii) our pricing models at that time, less a bid spread determined after taking into account the size of the repurchase, the nature of the assets underlying the notes and then-prevailing market conditions. The price we report to financial reporting services and to distributors of our notes for use on customer account statements would generally be determined on the same basis. However, during the period of approximately three months beginning from the Trade Date, we or our affiliates may, in our sole discretion, increase the purchase price determined as described above by an amount equal to the declining differential between the Original Issue Price and the Issuer’s estimated value of the notes on the Trade Date, prorated over such period on a straight-line basis, for transactions that are individually and in the aggregate of the expected size for ordinary secondary market repurchases.

In addition to the factors discussed above, the value of the notes and our purchase price in secondary market transactions after the Trade Date, if any, will vary based on many economic market factors, including our creditworthiness, and cannot be predicted with accuracy. These changes may adversely affect the value of your notes, including the price you may receive in any secondary market transactions. Any sale prior to the Stated Maturity Date could result in a substantial loss to you.  The notes are not designed to be short-term trading instruments.  Accordingly, you should be able and willing to hold your notes to maturity.

The Notes Will Not Be Listed, and There Will Likely Be Limited Liquidity

The notes will not be listed on any securities exchange. There may be little or no secondary market for the notes.  Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes when you wish to do so or at a price advantageous to you. Furthermore, if you acquire notes in the secondary market at a premium (or discount) to the Face Amount and hold them to the Stated Maturity Date, the amount we will pay you on the Stated Maturity Date for your notes will not be adjusted based on the issue price you paid for your notes, and your return on the notes will therefore be affected by, among other factors, the issue price you paid for your notes.

We or our affiliates intend to act as market makers for the notes but are not required to do so. Because we do not expect that other market makers will participate significantly in the secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which we or our affiliates are willing to buy the notes. If, at any time, we or our affiliates do not act as market makers, it is likely that there would be little or no secondary market for the notes.

Many Economic and Market Factors Will Impact the Value of the Notes

While we expect that, generally, the levels of the Basket Underliers on any day will affect the value of the notes more than any other single factor, the value of the notes will also be affected by a number of other factors that may either offset or magnify each other, including:

•	the expected volatility of the Basket Underliers;

•	the time remaining to maturity of the notes;

•	the dividend rate on the component stocks underlying the Basket Underliers;

•	interest rates and yields in the market generally;

•	the exchange rates between the U.S. dollar and the non-U.S. currencies that the component stocks underlying the MSCI EAFE® Index are traded in;

•	geopolitical conditions and a variety of economic, financial, political, regulatory or judicial events; and

•	our creditworthiness, including actual or anticipated downgrades in our credit ratings.

The Basket Return May Be Less Than the Return of the Basket on the Stated Maturity Date, or at Other Times During the Term of the Notes

Because the Basket Return is calculated based on the Closing Levels of the Basket Underliers on the Determination Date, the return of the Basket, measured on the Stated Maturity Date or at certain times during the term of the notes, could be greater than the Basket Return. This difference could be particularly large if there is a significant increase in the Closing Level of either Basket Underlier after the Determination Date, if there is a significant decrease in the Closing Level of either Basket Underlier before the Determination Date or if there is significant volatility in the Closing Level of either Basket Underlier during the term of the notes (especially on dates near the Determination Date). For example, if the Closing Levels of the Basket Underliers increase or remain relatively constant during the initial term of the notes and then decrease below their respective Initial Underlier Levels prior to the Determination Date, the Basket Return may be significantly less than if it were calculated on a date earlier than the Determination Date. Under these circumstances, you may receive a lower Cash Settlement Amount than you would have received if you had invested directly in the components of the Basket Underliers.

Trading and Other Transactions by Us or Our Affiliates, or by the Placement Agent or its Affiliates, in the Equity and Equity Derivative Markets May Impair the Value of the Notes

We or one or more of our affiliates and/or the placement agent or one or more of its affiliates expect to hedge our exposure from the notes by entering into equity and equity derivative transactions, such as over-the-counter options or exchange-traded instruments. Such trading and hedging activities may affect the Basket Underliers and make it less likely that you will receive a positive return on your investment in the notes. It is possible that we or our affiliates and/or the placement agent or one or more of its affiliates could receive substantial returns from these hedging activities while the value of the notes declines. We or our affiliates and/or the placement agent or its affiliates may also engage in trading in instruments linked to the Basket Underliers on a regular basis as part of our or their general broker-dealer and other businesses, for proprietary accounts, for other accounts under management or to facilitate transactions for customers, including block transactions. We or our affiliates and/or the placement agent or its affiliates, may also issue or underwrite other securities or financial or derivative instruments with returns linked or related to the Basket Underliers. Introducing competing products into the marketplace in this manner could adversely affect the value of the notes. Any of the foregoing activities described in this paragraph may reflect trading strategies that differ from, or are in direct opposition to, investors’ trading and investment strategies related to the notes. Furthermore, if the placement agent from which you purchase notes is to conduct trading and hedging activities for us in connection with the notes, that placement agent may profit in connection with such trading and hedging activities and such profit, if any, will be in addition to the compensation that the placement agent receives for the sale of the notes to you. You should be aware that the potential to earn fees in connection with hedging activities may create a further incentive for the placement agent to sell the notes to you in addition to the compensation they would receive for the sale of the notes.

We May Sell an Additional Aggregate Face Amount of Notes at a Different Issue Price

At our sole option, we may decide to sell an additional aggregate Face Amount of notes subsequent to the date of this pricing supplement. The issue price of the notes in the subsequent sale may differ substantially (higher or lower) from the Original Issue Price you paid as provided on the cover of this pricing supplement.

If You Purchase Your Notes at a Premium to the Face Amount, the Return on Your Investment Will Be Lower Than the Return on Notes Purchased at the Face Amount and the Impact of Certain Key Terms of the Notes Will Be Negatively Affected

The Cash Settlement Amount will not be adjusted based on the issue price you pay for the notes. If you purchase notes at a price that differs from the Face Amount of notes, then the return on your investment in such notes held to the Stated Maturity Date will differ from, and may be substantially less than, the return on notes purchased at the Face Amount. If you purchase your notes at a premium to the Face Amount and hold them to the Stated Maturity Date, the return on your investment in the notes will be lower than it would have been had you purchased the notes at the Face Amount or at a discount to the Face Amount. In addition, the impact of the Buffer Level and the Cap Level on the return on your investment will depend upon the price you pay for your notes relative to the Face Amount. For example, if you purchase your notes at a premium to the Face Amount, the Cap Level will reduce your potential return in the notes than would have been the case for notes purchased at the Face Amount or at a discount to the Face Amount.

We, Our Affiliates or Our Agents May Publish Research, Express Opinions or Provide Recommendations that Are Inconsistent with Investing in or Holding the Notes. Any Such Research, Opinions or Recommendations Could Adversely Affect the Level of the Basket to Which the Notes Are Linked or the Value of the Notes

We, our affiliates or our agents may publish research from time to time on financial markets and other matters that could adversely affect the value of the notes, or express opinions or provide recommendations that are inconsistent with purchasing or holding the notes. Any research, opinions or recommendations expressed by us, our affiliates or our agents may not be consistent with each other and may be modified from time to time without notice. You should make your own independent investigation of the merits of investing in the notes and the Basket to which the notes are linked.

Our Actions as Calculation Agent and Our Hedging Activity and Those of the Placement Agent May Adversely Affect the Value of the Notes

We and our affiliates, and/or the placement agent and its affiliates, play a variety of roles in connection with the issuance of the notes, including hedging our obligations under the notes and determining the Issuer’s estimated value of the notes on the Trade Date and the price, if any, we or our affiliates would be willing to purchase the notes from you in secondary market transactions. We are also the Calculation Agent for the notes. In performing these duties, our economic interests and the economic interests of the placement agent are potentially adverse to your interests as an investor in the notes. Furthermore, the Calculation Agent can postpone the determination of the Final Basket Level if a market disruption event occurs on the Determination Date. Any determination by the Calculation Agent could adversely affect the amount you receive at maturity.

The U.S. Federal Income Tax Consequences of an Investment in the Notes Are Uncertain

There is no direct legal authority regarding the proper U.S. federal income tax treatment of the notes, and we do not plan to request a ruling from the IRS. Consequently, significant aspects of the tax treatment of the notes are uncertain, and the IRS or a court might not agree with the treatment of the notes as prepaid financial contracts that are not debt. If the IRS were successful in asserting an alternative treatment for the notes, the tax consequences of ownership and disposition of the notes could be materially and adversely affected. In addition, as described above under “Tax Consequences,” in 2007 the U.S. Treasury Department and the IRS released a notice requesting comments on various issues regarding the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments. Any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect. You should review carefully the section of the accompanying product supplement entitled “U.S. Federal Income Tax Consequences,” and consult your tax adviser regarding the U.S. federal tax consequences of an investment in the notes (including possible alternative treatments and the issues presented by the 2007 notice), as well as tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

THE BASKET AND THE BASKET UNDERLIERS

The Basket

The Basket is consisting of two Basket Underliers with the following Initial Weights within the Basket: the S&P 500® Index (50.00%) and the MSCI EAFE® Index (50.00%).

Historical Information

The following graph sets forth the historical performance of the Basket from July 14, 2009 through July 14, 2014 assuming the Final Basket Level on July 14, 2014 was 100 and the Initial Weighted Values were as specified in the Key Terms. The closing level of the Basket on any day during this period is calculated as if such day were the Determination Date (except that the Initial Basket Level would be 53.79 on July 14, 2009 if we assume the Final Basket Level on July 14, 2014 was 100.00).

S&P 500® Index

The S&P 500® Index is intended to provide a performance benchmark for the U.S. equity markets. The calculation of the level of the S&P 500® Index is based on the relative value of the aggregate market value of the shares of 500 companies as of a particular time as compared to the aggregate average market value of the shares of 500 similar companies during the base period of the years 1941 through 1943. On March 11, 2014, the sponsor of the S&P 500® Index announced that the sponsor will start including, on a case by case basis, multiple share class lines in the S&P 500® Index. This will result in the S&P 500® Index including more than 500 component shares while continuing to include only 500 component companies. The sponsor expects to revise the S&P 500® Index’s methodology to fully reflect a multiple share class structure by September 2015.

This is just a summary of the S&P 500® Index. For more information on the S&P 500® Index, including information concerning its composition, calculation methodology and adjustment policy, please see the section entitled “The S&P Indices – The S&P 500® Index” in the accompanying underlying supplement No. 1 dated October 1, 2012.

Historical Information

The following graph and table set forth the historical performance of the S&P 500® Index based on the daily closing levels from July 14, 2009 through July 14, 2014.  The closing level of the S&P 500® Index on July 14, 2014 was 1,977.10.  We obtained the historical closing levels below from Bloomberg, and we have not participated in the preparation of, or verified, such information.

The historical closing levels of the S&P 500® Index should not be taken as an indication of future performance, and no assurance can be given as to the Closing Level on the Determination Date. We cannot give you assurance that the performance of the S&P 500® Index will result in the return of any of your initial investment.

Quarterly High, Low and Closing Levels of the S&P 500® Index

	High	Low	Close
2009
Quarter ended March 31	934.70	676.53	797.87
Quarter ended June 30	946.21	811.08	919.32
Quarter ended September 30	1,071.66	879.13	1,057.08
Quarter ended December 31	1,127.78	1,025.21	1,115.10
2010
Quarter ended March 31	1,174.17	1,056.74	1,169.43
Quarter ended June 30	1,217.28	1,030.71	1,030.71
Quarter ended September 30	1,148.67	1,022.58	1,141.20
Quarter ended December 31	1,259.78	1,137.03	1,257.64
2011
Quarter ended March 31	1,343.01	1,256.88	1,325.83
Quarter ended June 30	1,363.61	1,265.42	1,320.64
Quarter ended September 30	1,353.22	1,119.46	1,131.42
Quarter ended December 31	1,285.09	1,099.23	1,257.60
2012
Quarter ended March 31	1,416.51	1,277.06	1,408.47
Quarter ended June 30	1,419.04	1,278.04	1,362.16
Quarter ended September 30	1,465.77	1,334.76	1,440.67
Quarter ended December 31	1,461.40	1,353.33	1,426.19

2013
Quarter ended March 31	1,569.19	1,457.15	1,569.19
Quarter ended June 30	1,669.16	1,541.61	1,606.28
Quarter ended September 30	1,725.52	1,614.08	1,681.55
Quarter ended December 31	1,848.36	1,655.45	1,848.36
2014
Quarter ended March 31	1,878.04	1,741.89	1,872.34
Quarter ended June 30	1,962.87	1,815.69	1,960.23
Quarter ending September 30 (through July 14, 2014)	1,985.44	1,963.71	1,977.10

THE MSCI EAFE® Index

The MSCI EAFE® Index is calculated, maintained and published daily by MSCI Inc. (“MSCI”), through numerous data vendors, on the MSCI website and every 60 seconds during market trading hours on Bloomberg Financial Markets and Reuters Limited. The MSCI EAFE® Index is intended to provide performance benchmarks for 21 developed equity markets in Europe, Australasia and the Far East, namely those of Australia, Austria, Belgium, Denmark, Finland, France, Germany, Hong Kong, Ireland, Israel, Italy, Japan, the Netherlands, New Zealand, Norway, Portugal, Singapore, Spain, Sweden, Switzerland and the United Kingdom.

This is just a summary of the MSCI EAFE® Index. For more information on the MSCI EAFE® Index, including information concerning its composition, calculation methodology and adjustment policy, please see the section entitled “The MSCI Indices – The MSCI EAFE® Index” in the accompanying underlying supplement No. 1 dated October 1, 2012.

Historical Information

The following graph and table set forth the historical performance of the MSCI EAFE® Index based on the daily closing levels from July 14, 2009 through July 14, 2014.  The closing level of the MSCI EAFE® Index on July 14, 2014 was 1,962.15.  We obtained the historical closing levels below from Bloomberg, and we have not participated in the preparation of, or verified, such information.

The historical closing levels of the MSCI EAFE® Index should not be taken as an indication of future performance, and no assurance can be given as to the Closing Level on the Determination Date. We cannot give you assurance that the performance of the MSCI EAFE® Index will result in the return of any of your initial investment.

Quarterly High, Low and Closing Levels of the MSCI EAFE® Index

	High	Low	Close
2009
Quarter ended March 31	1,281.02	911.39	1,056.23
Quarter ended June 30	1,361.36	1,071.10	1,307.16
Quarter ended September 30	1,580.58	1,251.65	1,552.84
Quarter ended December 31	1,617.99	1,496.75	1,580.77
2010
Quarter ended March 31	1,642.20	1,451.53	1,584.28
Quarter ended June 30	1,636.19	1,305.12	1,348.11
Quarter ended September 30	1,570.36	1,337.85	1,561.01
Quarter ended December 31	1,675.07	1,535.13	1,658.30
2011
Quarter ended March 31	1,758.97	1,597.15	1,702.55
Quarter ended June 30	1,809.61	1,628.03	1,708.08
Quarter ended September 30	1,727.43	1,331.35	1,373.33
Quarter ended December 31	1,560.85	1,310.15	1,412.55
2012
Quarter ended March 31	1,586.11	1,405.10	1,553.46
Quarter ended June 30	1,570.08	1,308.01	1,423.38
Quarter ended September 30	1,569.91	1,363.52	1,510.76
Quarter ended December 31	1,618.92	1,467.33	1,604.00
2013
Quarter ended March 31	1,713.66	1,604.15	1,674.30

Quarter ended June 30	1,781.84	1,598.66	1,638.94
Quarter ended September 30	1,844.39	1,645.23	1,818.23
Quarter ended December 31	1,915.60	1,790.27	1,915.60
2014
Quarter ended March 31	1,940.23	1,796.86	1,915.69
Quarter ended June 30	1,992.69	1,882.24	1,972.12
Quarter ending September 30 (through July 14, 2014)	1,995.49	1,943.87	1,962.15

Supplemental Plan of Distribution (Conflicts of Interest)

Deutsche Bank Securities Inc. (“DBSI”), acting as agent for Deutsche Bank AG, will not receive a discount or commission but will allow as a concession or reallowance to other dealers discounts and commissions of 2.00% or $20.00 per Face Amount of notes. DBSI will sell all of the notes that it purchases from us to an unaffiliated dealer at 98.00% or $980.00 per Face Amount of notes. DBSI, the agent for this offering, is our affiliate. Because DBSI is both our affiliate and a member of the Financial Industry Regulatory Authority, Inc. (“FINRA”), the underwriting arrangements for this offering must comply with the requirements of FINRA Rule 5121 regarding a FINRA member firm’s distribution of the securities of an affiliate and related conflicts of interest. In accordance with FINRA Rule 5121, DBSI may not make sales in offerings of the notes to any of its discretionary accounts without the prior written approval of the customer.

Settlement

We expect to deliver the notes against payment for the notes on the Original Issue Date indicated above, which may be a date that is greater than three business days following the Trade Date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in three business days, unless the parties to a trade expressly agree otherwise. Accordingly, if the Original Issue Date is more than three business days after the Trade Date, purchasers who wish to transact in the notes more than three business days prior to the Original Issue Date will be required to specify alternative settlement arrangements to prevent a failed settlement.